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[HOMESTAKE   COMPLEX ORE PROCESSED (1990-1995)
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[SANTA FE
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Graph compares Homestake and Newmont tons of complex ore processed for 1990 to
1995. Graph shows Homestake having processed 14.3 million tons of complex ore by autoclave and 28.0 million tons by roasting during such period. Graph shows Newmont having processed 0 tons of complex ore by autoclave and 2.1 million tons by roasting during such period. Graph shows Homestake autoclave and roaster experience processing 20 times the amount of ore as Newmont.

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